AMENDMENT # 2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                  FORM 10 - SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS


       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                 MICROBEST, INC.
                 (Name of Small Business Issuer in its charter)


              MINNESOTA                                 41-1864003
   (State or other jurisdiction of                   (I.R.S. Employer
    incorporation or organization)                  Identification No.)


751 Park of Commerce Drive, Suite # 122
           Boca Raton, FL                               33487-3623
(Address of principal executive offices)                (Zip Code)

                   Issuer's telephone number: (561) 995-9770


       Securities to be registered pursuant to Section 12 (b) of the Act

                                      NONE

       Securities to be registered pursuant to Section 12 (g) of the Act.

                                  COMMON STOCK
                                (Title of class)

                                 MICROBEST, INC.

                                  FORM 10 - SB

TABLE OF CONTENTS

                                     PART I

ITEM  1. DESCRIPTION OF BUSINESS...............................................3

ITEM  2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.............8

ITEM  3. DESCRIPTION OF PROPERTY..............................................12

ITEM  4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......13

ITEM  5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS......14

ITEM  6. EXECUTIVE COMPENSATION...............................................15

ITEM  7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................15

ITEM  8. DESCRIPTION OF SECURITIES............................................16

                                     PART II

ITEM  1.  MARKET PRICE  OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
          EQUITY AND RELATED SHAREHOLDER MATTERS..............................17

ITEM  2. LEGAL PROCEEDINGS....................................................17

ITEM  3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS........................18

ITEM  4.  RECENT SALES OF UNREGISTERED SECURITIES.............................18

ITEM  5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................19

                                    PART F/S

FINANCIAL STATEMENTS OF THE REGISTRANT FOR THE YEARS ENDED DECEMBER 31 1998
AND 1997 AND INDEPENDENT AUDITORS' REPORT....................................F-1

UNAUDITED FINANCIAL STATEMENTS OF THE REGISTRANT FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 1999 AND 1998.................................................F-15

                                    PART III

ITEM   1.  INDEX TO EXHIBITS..................................................20

ITEM   2.  DESCRIPTION OF EXHIBITS............................................20

ITEM 1.  DESCRIPTION OF BUSINESS.

MISSION STATEMENT
Microbest seeks to become the leader in developing cleaning products through applied biotechnology that are effective, environmentally responsible and user-safe.

Microbest's successful application of fundamental biological processes, such as the natural decomposition of organic wastes by harmless bacteria found in our soil systems, has led to the development of its highly effective BioCleansing Systems(R).

Through this breakthrough in applied biotechnology, cleaning more effectively, responsibly and safely than ever before is now a reality. This technology, while providing benefits management believes have never before been achieved, is clearly the solution to the cleaning and disposal of waste grease/oil and organic materials throughout the waste water stream, from the source on floors and industrial surfaces to the improvement of processing efficiencies at waste water treatment facilities.

CONCEPT

Microbest makes and markets its innovative, biologically based cleaning products, named BioCleansing(R) Systems, for the domestic institutional (including hospitality, health care, education and government markets) and industrial (including manufacturing, food processing, transportation, refining and waste treatment) cleaning products industry, representing combined markets estimated to be $5 billion based on management's review of industry trend data. The growing awareness of environmental pressures, manifested by tightening government restrictions and regulations such as the recent Presidential Executive Order 13101 mandating the use of "environmentally preferable" products by all sectors of the government, has added additional focus on the features and benefits of Microbest's innovative products.


Initial development focused on grease trap remediation in restaurants. It was quickly found that the desired biological process resulting in the reduction of collected fats and greases by the digestive action of selected bacterial cultures was hampered by the daily usage and disposal of the restaurant's caustic floor and hard surface cleaning products. The benefit of creating alternative cleaning products that would support the biological process, not hinder it, drove further development. The revolutionary Microbest BioCleansing Systems(R) emerged as powerful, high performance, cost effective, environmentally safe cleaning systems that outperform traditional floor and hard surface cleaners in foodservice, industrial, institutional, and commercial applications.

Microbest BioCleansing Systems(R) feature all the elements that are popular among users of industrial cleaners and include features such as pre-portioned packaging, high-tech dispensing of bulk concentrate and advanced biodegradability. In addition, the products are designed to be more responsible and safer for the marketplace, targeting current users of industrial grade cleaners who are concerned about the environment and risk management issues relating to employee slip-fall accidents as well as those looking for powerful, cost effective, efficient means of waste grease/oil removal and odor abatement.

BACKGROUND
Michael J. Troup, the inventor/innovator responsible for the BioCleansing System(R), introduced the proprietary products in 1993 after initial research, development, and evaluation. Although early testing focused on grease trap remediation, successive development resulted in the

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expansion of the Microbest product line, customer base, and market. The business goals evolved to focus on creating more effective and more responsible alternative cleaning products for floors and hard surfaces, which additionally support the biological process of remediation, producing substantial reductions in waste volumes.

The business was started as Microbest Products, Inc. a Florida corporation that was incorporated on January 1, 1993, and subsequently merged into Microbest, Inc., a Minnesota corporation on April 17, 1997. Microbest, Inc. had been incorporated on December 3, 1996, as Emerald Shade, Inc. Microbest's common stock commenced public trading in May 1997 and was approved for trading on the OTC/BB in April 1998.

The trademark registration of the Microbest name and logo design was approved in 1994 (Registration # 1,862,215). Registration of "BioCleansing Systems(R)" was approved in 1997.

The Company is highly dependent upon the efforts and abilities of Mr. Troup, its Chief Executive Officer and Chairman. As founder of the Company, he continues to be the person most responsible for the development of the Microbest product line and market focus.

Mr. Troup holds both a B.S. in Psychology, with minors in chemistry and biology, and an M.A. in Educational Psychology from the University of Toledo. He spent 5 years as an educator, 4 years as a corporate technical sales executive and 19 years as an entrepreneur in the areas of commercial real estate brokerage, development, construction and building products sales. The experiences he developed from these fields as a trainer, team manager and product developer are invaluable components of the contributions he has made to Microbest to date.

The Company anticipates that it will continue to be dependent on Mr. Troup and that the loss of his services would have a material adverse effect on the Company. The Company currently maintains a key man life insurance policy on the life of Mr. Troup in the amount of $1 million, at a cost of approximately $2,345 per annum.

PRODUCTS
In the opinion of management Microbest's proprietary BioCleansing Systems(R) provide the most effective and cost-saving approach to floor and hard surface cleaning that exists in the present market. By comparison, traditional cleaners are obsolete. This unique system provides biological alternatives to traditional harsh and ineffective chemicals while protecting the user's employees, clientele, physical assets and our environment. This revolutionary technology produces powerful, top-quality cleaning products that are environmentally safe yet deliver a wide range of fully guaranteed benefits beyond cleaning itself, including substantial reduction in slip-fall occurrences and the elimination of odors.

                      BIOCLEANSING SYSTEMS(R) BY MICROBEST(R), INC.

  Biologically enhanced, powerful CLEANING AND REMEDIATION Systems designed to eliminate food service and industrially generated fats, greases and waste oils resulting in grease-free, odor free areas, slip resistant floor surfaces, trouble free drain lines and reductions in grease trap pumping. Environmental and user-safe components replace traditional harsh, caustic cleaning products; are biodegradable, safe and effective; Presidential Executive Order 13101 Compliant as "Environmentally Preferable".

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      --------------------------------------------------------------------------
      FLOORWASH(TM)                                        OSHA - HMIS RATING of
      "0" IN USE
      --------------------------------------------------------------------------
      Highly concentrated (160:1) liquid cleanser together with selected microbial cultures generates powerful no rinse, slip resistant floor cleaner that keeps drain lines open and reduces grease trap pumping. Continuous microbial action cleans and maintains grout lines. Eliminates sour mop heads. Biodegradable, non-caustic, available in portion pouches or bulk for dispensing systems. Applications include kitchens and associated areas, restrooms (degrades urine: eliminating odors).

      --------------------------------------------------------------------------
      MULTIPURPOSE CLEANER/DEGREASER                    OSHA - HMIS RATING OF
      "0" IN USE
      --------------------------------------------------------------------------
      Replaces butyl and caustic degreasers while supporting BioCleansing System(R) overall effectiveness. General purpose liquid cleaner (27:1), biodegradable, non-caustic, available in portion pouches or bulk for dispensing systems.

      --------------------------------------------------------------------------
      GLASS & SURFACE CLEANER                                   OSHA - HMIS
      RATING OF "0" IN USE
      --------------------------------------------------------------------------
      Ammonia free, non-scented cleaner that excels on stainless steel, Plexiglas, counters and table tops, glass and other hard surfaces at dilution ratio of 32:1. Supports BioCleansing System(R), biodegradable, non-caustic and available in portion pouches or bulk for dispensing systems.

      --------------------------------------------------------------------------
      BIODEODORIZER(TM)                                    OSHA - HMIS RATING of
      "0" IN USE
      --------------------------------------------------------------------------
      Powerful blend of microbial cultures degrades the source of odors without "masking". At 4:1, BioDeodorizer treats garbage areas, drains, bathrooms, bar areas, carpets, tile, upholstery. Digests proteins, urine, feces, vomit. Supports BioCleansing System(R), biodegradable, non-caustic, available in quarts or bulk for dispensing systems.

      --------------------------------------------------------------------------
      IBC INDUSTRIAL BIOCLEANSER(TM)                                OSHA - HMIS
      RATING OF "0" IN USE
      --------------------------------------------------------------------------
      Concentrated (40:1 for routine; 32:1 for heavy soil applications) liquid BioCleanser(TM) together with selected microbial cultures (MHD) generates powerful cleaner for floors, walls and equipment in and around industrial facilities where oil, grease, and petroleum waste is a problem. No rinse, slip resistant for floors. Excellent for floor scrubber machines. Biodegradable, non-caustic, non-corrosive, eliminates "oil dry" for incidental oil spills, available in bulk for dispensing systems.

Listed below are the relative contribution to sales for each of the products for the two years 1998 and 1999:

      FloorWash (83% of sales)             BioDeodorizer (2% of sales)
      Factory FloorWash (6% of sales)      Surface & Glass Cleaner (3% of sales)
      MultiPurpose Degreaser (4% of sales)

All products are manufactured for Microbest by third parties under protective agreements according to Microbest's proprietary specifications and in compliance with government regulations and guidelines. Biological components are produced for the Company by one vendor in their ISO 9000 facility with strict adherence to prevailing USDA Laboratory Guidelines. In addition to conventional bulk packaging for dilution and dispensing systems, the Microbest product line utilizes new, convenient, pre-portioned pouch packaging designed for easy use, enhanced control and less packaging materials. Pouches are also an effective sampling vehicle.

MARKET
The current industrial and institutional cleaning market is fractionated, comprised of multiple suppliers, various channels of distribution, and a wide range of end-users. Microbest is focused on the spectrum of foodservice and industrial opportunities where cleanliness and risk management are critical and waste grease and oil residue is a problem.

The majority of cleaning product companies try to compete on price or service, rather than focusing on quality. Microbest's products demonstrate so well on the first use that the remarkable quality and effectiveness are immediately evident. In addition to cleaning, continued tightening of government restrictions and regulations regarding waste disposal provides for new sub-markets within the cleaning industry, creating what is virtually an untapped opportunity for effective and economical biological cleaning alternatives that reduce waste volumes.

With pricing integral to driving the business, the pricing strategy is to deliver to the marketplace not only the substantial benefits of the BioCleansing Systems(R) but also aggressive, competitive pricing. Cost-effective manufacturing and low company overhead support this pricing strategy as volumes increase. As current sales continue to expand to match anticipated volumes on which initial pricing strategies were based, the Company is moving successfully toward achieving its projected cost effectiveness. Pricing itself is further enhanced by the range of additional benefits delivered by the BioCleansing Systems(R), such as reduction in slip-fall accidents, elimination of tile and grout erosion, and elimination of odors.

Marketplace experience shows that once the product is used, loyalty and repurchase are reinforced through the recognition of obtaining high quality at a competitive price together with significant labor reduction and savings achieved in the other areas identified above.

MARKETING AND SALES
The Company is focused on aggressive sales expansion through direct sales to regional chains, national accounts and government agencies. Sales through distributors are supported by corporate sales staff together with national coverage provided by over 40 manufacturer's reps.

The innovative Microbest "Distributor Pull-Through Program" approaches distributor sales growth by "pulling" products through distribution with faxing, sampling and phone sales to obtain initial orders direct by Microbest staff to the distributors' customers on behalf of the distributor. The "Pull-Through Program" has led to record third quarter 1999 sales in excess of 48% ahead of the same period in 1998 and an increase in year-to-date sales of 27% over 1998.

Expansion of the existing MICROBEST.NET web site, when completed in the first quarter of 2000, will enable interactive distributor support and training as well as e-commerce for on-line purchasing.

With over 100 stocking distributors in place, national presence is supported by conventional wholesaler systems in foodservice, janitorial/sanitation, paper/chemical, and industrial markets. While Microbest has sales agency agreements with ten independent manufacturer's reps. the Company does not consider any one of these to be material contracts.

End-users consist of major national chain and franchisee restaurant groups, regional restaurant chains, independent restaurants, hotels, school systems, universities, US Military, health care facilities, salons, contract cleaning companies, machine shops, industrial facilities and municipal wastewater treatment systems.

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
Encouraged by the success of its initial market penetration in the food service industry, the Company is marketing to industrial factories where hydrocarbon oil and grease are a problem, auto repair and maintenance facilities, including auto dealers, USDA food processing facilities, and the pet industry.

Recent restructuring in the USDA and the elimination of its "product authorization program" opens the food processing market to the BioCleansing Systems(R). Second generation product development will see movement into such areas as waste water treatment products, residential septic tank treatments, gray water treatment for ships, boats and motor homes, diesel boat bilge treatment and odor control and cleaning products for the veterinarian market.

COMPETITION
The Company competes with large and small companies engaged in the development, marketing and sales of cleaning products. Many of these competitors have significant financial, research and development, marketing and sales resources. The Company is not aware of any competitor that markets biologically-based cleaning products similar to the Company's products. These competitors include companies such as Ecolab, S. C. Johnson, Spartan Chemical as well as distributors who private label competitor products such as Sysco Corp., Alliant Foodservice, Inc. and Gordon Food Service.

The Company believes that its ability to compete effectively with these competitors will depend on (1) the talents and abilities of Mr. Troup and his management team, (2) its ability to develop and maintain strategic relationships within the industries that will have a strong demand for its unique biologically-based cleaning products, and (3) its ability to establish strong consumer preference for the use of the Company's cleaning products.

REGULATION
The Company knows of no current or pending forms of regulation, legislation or laws intended to prohibit or limit the application of its technology, products or any of the components inherent in its formulations.

The Microbest BioCleansing Systems(R) bring users of the Systems into compliance with hazardous materials regulations and environmental laws.

PATENT/PROPRIETARY PRODUCT PROTECTION
The Company's existing proprietary product line is not protected under U.S. or foreign patents. The Company relies on proprietary trade secrets and confidentiality agreements to protect the formulae of its products. This strategy was embraced to eliminate formulation disclosure under patent application and the potential expense of patent defense in the courts. While "reverse engineering" is a possibility, after six years the Company's products have not been duplicated. Several formidable competitors have shown an interest in having the Microbest product line available to them on a licensed or private label basis, however no such arrangements have been consummated nor are any presently pending.

The Company believes that its existing products do not infringe upon the intellectual property rights of any other person or entity.

SOURCE, MANUFACTURE AND AVAILABILITY OF COMPANY'S PRODUCTS
The Company out-sources the majority of its manufacturing and fulfillment services. This strategy has been very successful to date in providing flexibility to service markets from a variety

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
of locations while eliminating the capital expenditures and fixed overhead required in maintaining additional Company operated locations.

The Company has relationships with three major vendors with which it has non-compete/non-disclosure agreements and that it considers significant to the production of its products. One of these blends the Company's cleaning solutions, at its plant in Dallas, TX, in accordance with formuli provided by the Company another produces the Company's microbial products at its ISO 9000 facility in Houston, TX from formuli provided by the Company and a third packages the Company's products in pouches at its plant in Atlanta, GA. While each of these vendors is material to the production of the Company's product, management of the Company is familiar with other vendors which are capable of providing the same service without any serious disruption of production and does not consider any of these to be strategic relationships. The Company has not experienced any significant delays from any of these vendors since it has been doing business with them.

EMPLOYEES
As of December 31, 1999, the company employed 10 full time employees and 2 part time employees. The Company believes it has satisfactory relations with its employees.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following Management's Discussion and Analysis should be read in conjunction with the financial statements and related notes thereto that appear elsewhere herein.

BACKGROUND AND FINANCIAL HISTORY
Although Microbest has been in existence since 1993, the company has not yet developed its operating plan to the place where it can sustain profitable operations. Prior to a merger on April 17, 1997 (see note 1 to notes to financial statements and Part 11. Item 4), the company was essentially involved in product development and market testing. Starting in 1997 the company began concentrating its marketing efforts in the food service industry, with a view to developing a presence for its products in that market.

The Company has not been able to generate sufficient cash flow from operations throughout its history to fund operations, including its marketing development plans and the concentration of marketing efforts in the food service industry. For the 33 month period through September 30, 1999, the company generated $971,000 in net revenues. During this same period the company recorded net cash used in its operating activities of $1,820,860. The Company raised $2,004,306 in investor capital during this period to fund the shortfall in working capital. Of the total raised $1,654,306 was from the sale of the company's common stock and $350,000 in promissory notes. During 1998 the Company received $200,000 in advances from Matthew J. Bruderman, a related party (see items 4, 5 & 7 and note 11 to notes to financial statements). The advances were repaid from the proceeds of the convertible promissory notes as indicated below.

On September 1, 1999 the Company issued $200,000 of Convertible Promissory Notes, which bear interest at 8 3/4% and mature in two years, with interest due at maturity. After 15 months and until maturity, the outstanding balance of principal and interest shall be convertible, at the option of the holder, into shares of the Company's common stock at a conversion price 20% below the average closing bid prices of the


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
common stock for the prior 90 days. The notes are unsecured. See Exhibit 5 notes to the interim financial statements.

Also on September 1, 1999, the Company issued a $150,000 promissory note, due in one year which bears interest at 12 1/2%. Interest is due at maturity. The holder of the note also received 50,000 shares of the Company's common stock. The note is unsecured. See Exhibit 5 and notes to the interim financial statements.

The business of developing, marketing and selling the Company's biological cleaning products is capital intensive. The Company intends to continue its selling and marketing efforts and will require additional capital in order to continue operating at the current level, to expand its business, and to fund production and development costs. Management of the Company believes it has access to sufficient sources of working capital to fund continuing operations. The Company is unable to assure that additional capital financing will be available. Without such financing, the Company will not be able to continue at its present operational level or fully implement its business strategy.

In August 1999 management of the Company arranged for $500,000 of additional financing through the private sale of restricted shares of its common stock to several unrelated Accredited Investors who are familiar with the Company, its mission and its products. The shares are being offered without registration in reliance on Section 4 (2) of the Securities Act of 1933, as 144 restricted shares. The price for the shares to be sold will be at a discount of 25% to the average closing bid price as reported on the Over the Counter Bulletin Board for the five days prior to the date of sale. Management of the company believes this financing will meet the working capital needs of the Company through the balance of 1999. As of January 31, 2000 the Company has received $500,000 from the sale of 2,150,000 shares of common stock under these arrangements. The Company will require additional financing, not yet arranged, to fund operations into the New Year and is presently negotiating financial commitments for an additional $250,000.

Additionally, the Company is seeking financial commitments from individual accredited investors, friendly to and familiar with the Company, to assist in meeting the potential $450,000 put option in April 2000 related to the Simray Settlement. (See Note 6 Loan Payable). At the date of this filing, the Company does not have the cash resources to meet this put obligation, and it anticipates that it may need to default on such put, if it were to occur.

As indicated above, the Company raised $1,654,306 of its invested funds through the private sales of its common stock relying on exemptions from registration under the Securities Act of 1933. To continue such sales of its common stock has recently become more costly to the Company because of the recent decline in the market price of the Company's common stock on the OTC/BB. The low bid price dropped from $.75 in the first quarter of 1999 to $.187 in October 1999. After being removed from the OTC/BB on January 20, 2000 because of Rule 6530 the shares have traded as low as $0.10 per share. If the Company is unable to raise capital through the sale of its common stock or is unable to find alternative sources of investor funds, the Company's ability to continue its present level of operations will be in jeopardy.

The following table summarizes the Company's condensed financial position and condensed operating results for the two year and nine month period through September 30, 1999:

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                                                 ($ IN THOUSANDS)
                                                    (UNAUDITED)
                                    -------------------------------------------
                                     YEAR ENDED DEC.31      9 MO ENDED SEPT. 30
                                    -------------------     -------------------
                                     1998        1997        1999        1998
                                    -------     -------     -------     -------
BALANCE SHEET DATA

Working Capital (Deficit) ......    ($  467)    ($  122)    ($  382)    ($  113)
Total Assets ...................    $   213     $    60     $   249     $   248
Total Liabilities ..............    $   622     $   169     $   709     $   380
Redeemable Common Stock ........        --          --      $   356         --
Stockholders Equity (Deficit) ..    ($  409)    ($  109)    ($  817)    ($  132)

STATEMENT OF OPERATIONS DATA
Net Sales ......................    $   377     $   190     $   404     $   297
Gross Profit (Loss) ............    $    50     ($   10)    $   165     $    85
Expenses
  Salaries Wages & Benefits ....    $   589     $   167     $   449     $   345
  Occupancy Costs ..............        205          52         134         126
  Travel .......................        161         116          47         118
  Professional Fees ............         35         145         130          15
  Marketing Expenses ...........        191          75          63          89
  Interest Expense .............         19           6          19           2
Total Expenses .................    $ 1,200     $   561     $   842     $   695
Net Income (Loss) ..............    ($1,150)    ($  571)    ($  676)    ($  610)

FINANCIAL CONDITION
The Company's financial position deteriorated in 1998 as accounts payable and short term financing increased at a greater rate than the growth in accounts receivable and inventory. Accordingly, negative working capital increased to $467,000 at the end of 1998 from $122,000 at the end of 1997. Total liabilities at the end of 1998 include an increase, from a year earlier, of $238,000 in short term financing and $160,000 in accounts payable and accrued expenses. At the end of September 1999 negative working capital increased to $382,000 compared with $113,000 at the end of September 1998, reflecting the aforementioned increases in notes and accounts payable.

The Company's accumulated deficit is directly attributable to the inability to increase sales quickly enough to fund the marketing efforts that, in the opinion of management, are necessary to realize the required level of revenues to attain profitable operations. The financial shortfall of this strategy is that it requires the continuous infusion of investor capital to keep the Company running and creates an environment where ongoing commitments (including payroll and operating expenses) are met on a month-to-month basis. The danger is that the Company may run out of funds to continue sales and marketing efforts before it can achieve a sustaining level of sales. The Company has no plans to further increase the number of employees, or for significant capital expenditures, until sufficient investor capital is raised or until revenues increase substantially.

OPERATING RESULTS
Early in 1997 the Company started its marketing campaign in the food service industry and experienced an abnormally high level of sales returns generating a loss for the year at the gross line. The increase in sales from 1997 to 1998 and from the nine months in 1998 to the nine months in 1999 reflect the company's ongoing marketing efforts.

Prior to the installation of a computerized accounting system on January 1, 1999, the Company's accounting records were deficient. In the summer of 1998 the Company engaged William J. Breslin, CPA (the company's present CFO) on a consulting basis to assist in upgrading the accounting records and to prepare for the initial audits of financial statements for the two years ended December 31, 1998.

Before Mr. Breslin's arrival Mr. Cioffi, the former president, whom the Company dismissed (see "Part II, Item 2. Legal Proceedings") was responsible for financial matters in 1998 and attempted to install a computerized accounting system. He lost control of the project and it was abandoned. Additionally, Mr. Cioffi followed unacceptable accounting procedures in that he allowed customers to be billed for products that were never shipped, allowed customers to be billed for samples as if they were sales, did not correct accounts receivable and inventory for these errors and did not maintain adequate internal control over the shipping, billing and returned goods operations. This situation was further compounded by the lack of adequate inventory records. As a result of this situation a number of adjustments were made to the accounting records for the year 1998 as part of the clean up process and in preparation for its initial audit. These included a $108,331 charge to correct for overstated sales and accounts receivable for the year.

In 1997 the company took a charge to cost of sales for $70,000 for defective inventory that could not be sold nor repaired. The problem was caused by a bad production run and the situation has since been corrected. In 1998 the Company took a charge to cost of sales for $36,391 in connection with the Simray settlement (see note 6).

The freight cost associated with the above items also adversely impacted gross margins. The actual production costs of the Company's products have remained consistent for all the periods presented and the gross profit rate for 1999 more accurately reflects normal profit levels.

Mr. Breslin was appointed CFO of the Company on January 1, 1999. Under his direction a totally integrated computerized accounting system was installed on January 1, 1999 together with an acceptable system of internal accounting controls thereby correcting the previously existing weaknesses in the Company's accounting system.


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In 1997 and 1998 the Company increased its operating expenses significantly to support the marketing expansion plan initiated at the beginning of 1997. The Company had only two full time employees at the beginning of the year, by the end of the year there were four employees. This increased to six employees early in 1998, to 10 by the end of that year and to 12 full time employees in September 1999. The majority of this staff is involved with sales and marketing. The increase in salaries wages & benefits in 1998, in addition to the added sales staff include a $35,000 increase in Mr. Troup's salary and $103,000 in compensation to Patrick Cioffi, the former president of the Company who joined the Company in November 1997 and was terminated in December 1998. The increase in the nine-month period reflects the two additional sales staff, increased commissions paid on higher sales, plus the salary for Mr. Breslin who joined the Company as CFO on January 1, 1999.

The Company moved into expanded office facilities early in 1998, thereby increasing office occupancy expenses and related expenses of supporting the expanded sales and marketing staff. The increase in occupancy costs in 1998 includes rent, local and long distance telephone, utilities, lease of computers and office equipment as well as added office supplies and expenses.

Travel expenses were higher in 1998 primarily because of two business trips Mr. Troup made to Japan. Travel was curtailed in 1999 as a cost cutting move.

Marketing expenses were unusually high in 1998 as the Company revised much of its hard copy advertising materials at a one time cost approximating $80,000.

Professional fees were higher in 1997 because of the consulting fees associated with the merger and in 1999 because of legal and accounting fees associated with the Form 10 filing.

The change in 1998, expanding to multiple distributors instead of a single reseller resulted in increased selling and marketing expenses, which were offset by improvements at the gross profit level. Ultimately, the change results in greater exposure for the Company's products to a larger number of potential customers.

The Company increased its allowance for doubtful accounts to $8,540 at the end of 1998 and to $11,540 as of September 30, 1999 because it is extending credit to a larger number of customers and to increases in past due balances with several of its distributors.

Interest expense increased from $5,725 in 1997 to $18,753 in 1998 primarily due to adjustments made to a disputed loan payable (see Note 6 Loan Payable), and for interest due on past due sales and payroll taxes. Interest expense in 1999 results from the capital lease, short-term borrowings, and the promissory notes issued on September 1, 1999.

The Company also recorded as redeemable common stock the 300,000 shares issued as part of the settlement of the disputed loan payable at the $0.75 market value at the date of settlement. Additionally, the difference between the $225,000 recorded value and the $450,000 put option is being accreted as additional redeemable stock over the life of the option.

The Company is currently involved in litigation with a former officer. See Part II, Item 2, titled "Legal Proceedings" and Note 9 Litigation, for a description and management's belief that the outcome will be in its favor.

PLAN OF OPERATION
The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred losses for the last three years and has an accumulated deficit of $2,495,211 at September 30, 1999. Management recognizes that the

Company must generate additional financial resources to enable it to continue operations and is presently working on receiving financing commitments in this regard.

The realization of assets and the satisfaction of liabilities in the normal course of business is dependent upon the Company obtaining additional equity capital and ultimately achieving profitable operations. However, no assurances can be given that the Company will be successful in these activities. Should any of these events not occur, the accompanying financial statements will be materially affected.

The Company plans to continue its current strategy of developing a presence for its products in the food service industry. Additionally, work needs to continue on rounding out the product line and expanding penetration into other target markets. This strategy will continue to require additional ongoing investor financing. While management of the Company believes it will be able to arrange the necessary financing to support its plan, if it is unable to, there is substantial doubt that the Company will be able to continue current marketing efforts.

As described above the Company's expenditures to date have greatly exceeded its revenues even though those revenues have shown growth from year to year (sales for the year 1999 will approximate $500,000 compared with $377,000 in 1998). The company anticipates continued sales growth in the coming year and anticipates that expenditures will continue at or near the current level. Based on this scenario, it is anticipated that beginning in April 2000 the Company's need for additional investor capital will begin to decrease each month as the Company's plan develops.

"Y2K" ISSUE
Management of the Company believes it is in full compliance with the "Y2K" issue. The Company operates an internal Local Area Network for all of its computer operations and all the software and substantially all the hardware in use passed successfully into the new year without disruption. Based on discussions with its major vendors, the Company believes there will be no interruption from its vendors that will interfere with the Company's operations. Management of the Company believes that the "Y2K" issue will not have a material effect on the Company's business, results of operations or financial condition.

ITEM 3.  DESCRIPTION OF PROPERTY.

All of the operations of the Company are conducted from premises leased from unaffiliated landlords.

Pursuant to a lease agreement with Triad Properties, the company leases approximately 3,000 square feet of usable space located at 751 Park of Commerce Drive, Suite 122, Boca Raton, Florida as its principal executive offices, as well as marketing, administration and product development facilities. The lease runs through March 2003, with annual rental of approximately $26,000. This is a modern CBS and Steel, class B building in a major Boca Raton office park, with 2500 square feet of office space and a 500 square foot warehouse.

The company also leases approximately 2,400 square of usable space under a short-term rental agreement with Henry Colombi, at 4301 Oak Circle Drive, Boca Raton, Florida. This facility is used as a temporary warehouse and distribution facility at a monthly rental of $1,696. This is a

CBS and steel warehouse, with 500 square feet of office space in a strategically located industrial section of Boca Raton, convenient to transportation.

The company considers its current leased facilities adequate for its operations. In the event either of these leases was terminated or not renewed, management believes adequate alternative space is available under comparable terms and conditions.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
               MANAGEMENT.

The following table sets forth as of January 31, 2000 the beneficial ownership of the Company's 15,110,750 outstanding shares of common stock and 40,040 outstanding shares of preferred stock by any persons who own of record or are known to own, beneficially, more than 5% of the Company's common or preferred stock and each director and executive officer of the Company and all directors and officers as a group.


                                                        NAME AND ADDRESS        AMOUNT AND NATURE OF      PERCENT
TITLE OF CLASS                                         OF BENEFICIAL OWNER      BENEFICIAL OWNERSHIP     OF CLASS
                                                    --------------------------  --------------------     --------

Common Stock ...............................        Michael J. Troup                       1,803,907        11.9%
Preferred Stock ............................        Michael J. Troup                          36,200        90.4%
                                                    1117 Island Dr.
                                                    Delray Beach, FL 33483

Common Stock ...............................        Matthew J. Bruderman                     250,000(2)      1.7%
                                                    1 World Trade Center
                                                    Suite 1153
                                                    New York, NY 10048

Common Stock ...............................        Carter Reames                            155,000         1.0%
                                                    6440 Tanacrest Ct. N. W.
                                                    Atlanta, GA 30328

Common Stock ...............................        William J. Breslin                       127,500(3)       .8%
                                                    1764 N. W. 88 Way
                                                    Coral Springs, FL 33071

Common Stock ...............................        All officers and directors             2,336,407        15.5%
Preferred Stock ............................        as a group (4)                            36,200        90.4%

All of the above are directors of the company. Mr. Troup is the Chairman of the Board and the C.E.O. of the company. Mr. Breslin is secretary, treasurer and the C.F.O. of the Company.
--------------------
1. Includes 1,443,236 shares issued to the Michael J. Troup Trust, 76,333 shares issued to Lindsey Troup and 72,333 shares issued to Peter Troup with respect to which Mr. Troup claims beneficial ownership. Lindsey and Peter Troup are Mr. Troup's children.

2. Mr. Bruderman provides financial consulting services to the Company.

3. Includes 5,000 shares issued to Heather A. Breslin and 5,000 shares issued to Holly A. Breslin with respect to which Mr. Breslin claims beneficial ownership. Heather and Holly Breslin are Mr. Breslin's daughters.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers of the company are:

NAME                    Age            POSITION
----                    ---            --------
Michael J. Troup         56            Chairman of the Board and
                                       Chief Executive Officer

William J. Breslin       62            Director and secretary, treasurer and
                                       Chief Financial Officer

Matthew J. Bruderman     28            Director

Carter Reames            62            Director

MICHAEL TROUP, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER provided the concept, initial investment capital and entrepreneurial drive necessary to bring the Microbest proprietary products to market. The holder of an undergraduate degree in Psychology, with minors in chemistry and biology, and an M.A. in Educational Psychology from The University of Toledo, Mr. Troup brings to the management team more than 25 years of experience in manufacturing, marketing and concept development. Mr. Troup has been employed full time by the Company since January 1993 as its C.E.O.

WILLIAM J. BRESLIN, DIRECTOR AND CHIEF FINANCIAL OFFICER brings over 35 years of diversified financial experience to Microbest. Mr. Breslin began his career with Price Waterhouse where he developed specialities in corporate finance, business development, and acquisitions and mergers. He spent 15 years in corporate financial management as a senior financial executive with such companies as Hartz Mountain Corporation, The Washington Post Corporation and The Zondervan Publishing Company. For the last 10 years Mr. Breslin has been an independent consultant to emerging growth companies in his areas of specialty. Mr. Breslin is a Certified Public Accountant in the states of New York and Florida. He holds an undergraduate degree from Iona University with a major in accounting. Mr. Breslin joined the company as CFO on January 1, 1999 and became a Director on April 8, 1999.

MATTHEW J. BRUDERMAN, DIRECTOR is President and CEO of M. J. Bruderman & Company, Inc., an international money management firm based in New York. Mr. Bruderman, who represents the third generation of Bruderman family presence on Wall Street, brings to Microbest his experience in financing developing companies, and his relationships in the investment banking community. Mr Bruderman has been in his present position for the past five years. Mr. Bruderman became a director of the Company on June 22, 1998.

CARTER REAMES, DIRECTOR Chief Executive Officer of Reames Realty Advisors, a firm based in Atlanta and specializing in commercial real estate advisory services and acquisitions. Prior to his real estate investment activities, Mr. Reames held technical and management positions in the chemical manufacturing industry, and brings an array of engineering and entrepreneurial talents to the Microbest Board. Mr. Reames became a director of the company on October 8, 1998.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth the total compensation paid to the Company's chief executive officer for the last three completed fiscal years. No other executive officer of the Company received compensation of $100,000 or more in any year the Company has been in existence.

                                                   ANNUAL COMPENSATION
                                                  --------------------       OTHER
NAME AND PRINCIPAL POSITION             YEAR       SALARY      BONUS      COMPENSATION
---------------------------           --------    --------    --------    ------------
Michael J. Troup,  C.E.O .........        1998    $105,000        None    $     10,000(1)
                                          1997    $ 70,000        None            None
                                          1996    $ 60,000        None            None

Patrick Cioffi, President(2) .....        1998    $ 87,950        None    $     15,985

William J. Breslin(3) ............        1998        None        None    $     16,500

--------------------

      1. Includes $6,500 in lease payments on a vehicle the Company provides to Mr. Troup and $3,500 in health club dues the Company pays for his benefit.
      2. Mr. Cioffi joined the Company as its president on November 3, 1997 and served in that capacity until December 8, 1998 when he was terminated for cause. As a result of his dismissal the agreement between the Company and Mr.Cioffi was deemed void and the stock compensation arrangement with him was cancelled. See Part 11, Item 2. Legal proceedings.

      3. Mr. Breslin joined the company as its CFO on January 1, 1999 at an annual salary of $78,000. Prior to that he worked as an independent consultant to the company performing the services of the CFO on a part-time basis.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

A financial services company, Protective Group Securities Corp., received commissions customary in the industry for assisting the Company sell its initial offering of Rule 504 common stock.

Performance Financial Services Inc., a financial consulting company assisted the Company in connection with the merger of MPI into ESI. In addition, during 1996 and 1997 Performance loaned the Company $261,856. The Company did not have the capital to repay the loans and negotiated with Performance for the payment of the loans with shares of the Company's common stock. The parties agreed on a purchase price of $1 per share. The funds advanced during 1996 are included in equity under the caption, "funds advanced for subsequently issued stock".

In June 1998 Microbest, Inc. engaged Mr. Bruderman to perform a variety of financial consulting services over an extended period of time. The services performed by Mr. Bruderman included the following:

      o   Assistance in developing the Company's business plan
      o   Introducing management to potential investors
      o   Recruiting potential Board members
      o   Assistance with executive recruitment
      o   Assistance in developing the Company's marketing plans
      o   Assistance with financial public relations

As compensation for these services the Company accrued $40,000 of consulting expense in each of 1998 and 1999.

The parties mutually agreed that the company issue 250,000 shares of Microbest Restricted-common stock to Mr. Bruderman in recognition of his financial consulting efforts and related out of pocket expenses. These shares were issued in January 2000. (See Note 11.)

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $.001 par value. As of September 30, 1999 there were 14,238,909 shares issued and outstanding, all of which are validly issued, fully paid and nonassessable. The Company has not declared nor paid any dividends since its inception, and it is not likely that any dividends will be declared at any time in the near future. Any dividends will be subject to the discretion of the company's Board of Directors, and will depend upon, among other things, the operating and financial condition of the company, its capital requirements and general business conditions.

All common shares have one vote per share on all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed and a quorum for shareholder meetings result when a majority of issued and outstanding shares are present in person or by proxy.

The Company previously issued 300,000 shares of its common stock in settlement of a dispute. Through April 2000, the company has the option to repurchase the shares at a price of $2.25, if the Company has not so acted by that date then the creditor for a ten day period has the right to "put" the shares to the Company at a price of $1.50 per share.

On March 25, 1999, the Company's Board of Directors approved a qualified incentive stock option plan and reserved 1,000,0000 shares of common stock for options to be granted under the plan. As of November 12, 1999 no options have been granted under the plan.

Preferred Stock

The Company is authorized to issue 50,000,000 shares of preferred stock, $.01 par value. As of September 30, 1999 there were 40,040 preferred shares issued and outstanding. The preferred stock is convertible into common stock at a ratio of 10 common shares for each preferred share, at a conversion price of $.10 per share. The conversion period expires April 17, 2002. Prior to conversion, each preferred share has 10 votes. The preferred stock is not registered with the Securities and Exchange Commission.

Promissory Notes

On September 1, 1999, the Company issued $200,000 of Convertible Promissory Notes, which bear interest at 8 3/4% and mature in two years, with interest due at maturity. After 15 months and until maturity, the outstanding balance of principal and interest shall be convertible, at the option of the holder, into shares of the Company's common stock at a conversion price 20% below the average closing bid prices of the common stock for the prior 90 days. The notes are unsecured. See notes to the interim financial statements.

Also on September 1, 1999, the Company issued a $150,000 promissory note, due in one year, to a fund controlled by Mr. Bruderman. (see Items 4 and 5 above). The note bears interest at 12 1/2%. Interest is due at maturity. The holder of the note also received 50,000 shares of the Company's common stock. The note is unsecured. See Note_ to notes to the interim financial statements.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

The Company has not paid any dividends on shares of its common or preferred stock since inception and the Board of Directors of the Company does not anticipate declaring or paying any dividends on the common or preferred stock in the foreseeable future. The Company currently intends to utilize any positive cash flow it may achieve for the development of its business and ongoing working capital needs.

The Company's common stock traded on the NASD OTC Bulletin Board since March 2, 1998, using the symbol MBST. The following table sets forth the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau, Inc. Such quotations reflect prices between dealers, without retail mark-up, markdown or commission and may not represent actual transactions.

                                                              HIGH BID   LOW BID
                                                              --------   -------
March 2, 1998 through March 31, 1998 .....................       none       none
April 1, 1998 through June 30, 1998 ......................    $  1.75    $ 1.125
July 1, 1998 through September 30, 1998 ..................    $ 1.375    $  0.42
October 1, 1998 through December 31, 1998 ................    $  2.06    $  0.58
January 1, 1999 through March 31, 1999 ...................    $  1.50    $  0.75
April 1, 1999 through June 30, 1999 ......................    $  1.19    $ 0.625
July 1, 1999 through September 30, 1999 ..................    $ 0.875    $ 0.187
October 1, 1999 through December 31, 1999 ................    $  0.43    $  0.15

ITEM 2. LEGAL PROCEEDINGS

On December 8, 1998 the Company terminated for cause the employment of Mr. Patrick Cioffi, Jr. its former president. The Company alleges that Mr. Cioffi misappropriated Company assets, sexually harassed a female employee and lied to the Company by submitting false information on his resume to induce the Company to enter into an Employment Contract. Subsequent to his termination, the Company filed suit against Mr. Cioffi in the Palm Beach County Circuit Court in January 1999, alleging "fraud in the inducement of contract," "nine counts of breach of contract," and seeking "Rescission, damages and trial by jury." Specific charges include:

      o  Lying about his educational background and professional credentials
      o  Sexually harassing a female employee (suit settled by Microbest)
      o  Giving himself an unauthorized salary increase
      o  Receiving a kickback from a vendor
      o  Manipulating financial records for his own benefit
      o  Issuing false financial and sales reports to the Board of Directors

Coinciding with his dismissal, Microbest deemed Mr. Cioffi's employment agreement void due to "fraud in the inducement," thereby rescinding the agreement and the benefits thereunder which included a stock compensation package. Counsel to the Company advised management that these actions were appropriate.

Mr. Cioffi filed a claim in Arbitration, staying the Circuit Court action, based on an arbitration clause in the Employment Agreement. This arbitration action against the Company claims damages for the loss of 500,000 shares of Microbest common stock and approximately $450,000 for lost wages and benefits. The Company filed a counter-demand for arbitration similar to its pending lawsuit. Within Arbitration, the parties have exchanged "written discovery" and while Mr. Cioffi's counsel has set and cancelled several scheduled depositions, no depositions have been held by either party to date.

The Company recently filed a memorandum of law and motion to abate arbitration with the Circuit Court supported by an "Affidavit in Support of Motion to Abate Arbitration" believed to be sufficient to motivate the Court to schedule a hearing to address the matter of "fraud in the inducement." Counsel believes Microbest will be successful in returning the case to Circuit Court as a result of this hearing.

Management intends to prosecute its action against Mr. Cioffi to the greatest extent possible under the law for damages related to his actions. It is the position of the Company and its legal counsel that the claims of Mr. Cioffi are entirely without merit and both strongly believe that the Company will prevail at final hearing.

ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS.

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The following provides information concerning all sales of securities that the Company sold within the past three years relying on exemptions from registration under the Securities Act of 1933.

On December 31, 1996 the Company issued 3,965,625 shares of common stock for $10,000 cash without registration under the Securities Act of 1933 pursuant to an exemption under Rule 504 of Regulation D.

Effective April 17, 1997 the Company issued 3,950,500 shares of common stock and 40,000 shares of preferred stock to the former shareholders of Microbest Products, Inc., and others, in connection with the merger of that entity into the Company, all after giving effect to the cancellation of common shares and the reverse stock split of preferred shares in November 1997. (see note 2 to notes to financial statements). These shares were issued in reliance upon
Section 4 (2) of the Securities Act of 1933. We have included as Exhibit 4, a list of the shareholders of the two entities prior to the merger and a list of the shareholders of the Company immediately after the merger.

As part of the merger 3,840 shares of preferred stock were issued to the founders of ESI and 36,200 shares of preferred stock were issued to Mr. Troup, the founder of MPI.

From March 1, 1997 through December 31, 1997 the Company issued 851,000 shares of common stock for cash of $219,072 without registration pursuant to an exemption from registration under Rule 504. Includes 169,773 shares issued in settlement of $92,709 advanced to the Company prior to 1997.

Between May 7, 1997 and October 10, 1997 the Company also issued 561,856 shares of common stock for cash of $47,500 and services of $140,000 without registration in reliance on Section 4 (2) of the Securities Act of 1933. The Company has received subscription agreements from the purchasers of Section 4
(2) shares acknowledging they are sophisticated investors who have had access to the Company's management and financial records.

From January 20, 1998 through December 15, 1998 the Company issued 2,004,102 shares of common stock for cash of $630,150 without registration pursuant to an exemption from registration under rule 504.

Between April 1, 1998 and December 14, 1998 the Company also issued 702,500 shares of common stock for cash of $220,500 without registration in reliance upon section 4 (2) of the Securities Act of 1933, as 144 restricted shares.

From the period January 1, 1999 through September 30, 1999 the company issued 56,275 shares of common stock for cash of $42,500 without registration pursuant to an exemption from registration under rule 504, and also issued, 842,426 shares for $494,584 without registration in reliance upon section 4(2) of the Securities Act of 1933, as 144 restricted shares.

The following is a tabular presentation of the sales of common shares listed above:

                                                                       CASH OR
                                     TYPE OF         NUMBER OF         SERVICES
DATES OF  ISSUE                     EXEMPTION         SHARES           RECEIVED
---------------                    -----------      -----------      -----------

December 31, 1996 ..........              504         3,971,250      $    10,000
April 17, 1997 .............             4 (2)        3,950,500             --
During 1997 ................              504           851,000      $   219,072
During 1997 ................             4 (2)          561,856      $   187,500
                                                    -----------      -----------
Total through 1997 .........                          9,334,606      $   416,572
During 1998 ................              504         2,004,102      $   630,150
During 1998 ................             4 (2)          702,500      $   220,500
                                                    -----------      -----------
Total through 1998 .........                         12,041,208      $ 1,267,222
                                                    -----------      -----------
During 1999 ................              504            56,275      $    42,500
During 1999 ................             4 (2)          841,426      $   494,584
                                                    -----------      -----------
Total through 9/30/99 ......                         12,938,909      $ 1,804,306
                                                    -----------      -----------

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 607.0850 of the Florida Business Corporation Act provides that officers and directors may be indemnified by the Company for any liability incurred by them while acting within the scope of their duties as officers and directors of the Company, except for acts of intentional misconduct or unlawfulness. The Company's Bylaws provide that the Company shall indemnify all officers and directors to the fullest extent provided by Florida law. The Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is unenforceable.

The Company has not purchased a policy of errors or omissions liability insurance to cover its indemnification obligations.

                                    PART F/S

THE FOLLOWING FINANCIAL STATEMENTS ARE INCLUDED HEREIN:

AUDITED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

BALANCE SHEETS AS OF DECEMBER 31, 1998, 1997 AND 1996

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTES TO FINANCIAL STATEMENTS

UNAUDITED INTERIM FINANCIAL STATEMENTS

BALANCE SHEETS AS OF SEPTEMBER 30, 1999 AND 1998

STATEMENTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

STATEMENTS OF CASH FLOW FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

NOTES TO INTERIM FINANCIAL STATEMENTS

                                    PART III

ITEM 1. INDEX TO EXHIBITS

 EXHIBIT NUMBER                 DESCRIPTION OF EXHIBITS
 --------------                 -----------------------
   Number 1                     Plan of Merger (previously submitted)

   Number 2                     Articles of Incorporation (previously submitted)

   Number 3                     By - Laws (previously submitted)

   Number 4                     Shareholder Reconciliation

   Number 5                     Promissory Notes (previously submitted)

   Number 6 $500,000 Additional Financing (previously submitted)


                                   SIGNATURES
In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             MICROBEST, INC.



                                             BY_______________________________
                                             MICHAEL J. TROUP,
                                             CHIEF EXECUTIVE OFFICER/Chairman

                                 MICROBEST, INC.

                                TABLE OF CONTENTS


                                                                    PAGE

      INDEPENDENT AUDITORS' REPORT...................................F-2

      FINANCIAL STATEMENTS

              Balance Sheets.........................................F-3

              Statements of Operations...............................F-4

              Statements of Changes in Stockholders' Deficit.........F-5

              Statements of Cash Flows...............................F-6

      NOTES TO FINANCIAL STATEMENTS.....................F-7 through F-14

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Microbest, Inc.

We have audited the accompanying balance sheets of Microbest, Inc. (the "Company") as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microbest, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a deficit in working capital and has suffered cumulative losses from operations since inception. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                          /s/ Ahearn, Jasco + Company, P.A.
                                          --------------------------------------
                                          AHEARN, JASCO + COMPANY, P.A.
                                          Certified Public Accountants

Pompano Beach, Florida
May 12, 1999, except for paragraph four of
Note 11, for which the date is January 7, 2000

                                 MICROBEST, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                           1998         1997
                                                       -----------  -----------
                                     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents ......................    $    56,554  $     6,362
   Accounts receivable, net of allowances of $8,540
    in 1998 and $1,654 in 1997 ....................         41,681       17,522
   Inventories, net ...............................         42,457       23,200
                                                       -----------  -----------

         TOTAL CURRENT ASSETS .....................        140,692       47,084

PROPERTY AND EQUIPMENT, net .......................         67,594        8,087

OTHER ASSETS ......................................          4,875        4,875
                                                       -----------  -----------
         TOTAL ....................................    $   213,161  $    60,046
                                                       ===========  ===========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

     CURRENT LIABILITIES:
   Accounts payable and accrued expenses ..........    $   305,799  $   105,708
   Current portion of capital lease obligation ....          1,981         --
   Loan payable ...................................        100,000       63,609
   Advances from a related entity .................        200,000         --
                                                       -----------  -----------

         TOTAL CURRENT LIABILITIES ................        607,780      169,317
                                                       -----------  -----------

LONG-TERM PORTION - Capital lease obligation ......         13,884         --
                                                       -----------  -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT:
   Preferred stock, 50,000,000 shares authorized,
    at stated value ...............................            400          400
   Common stock, 100,000,000 shares authorized,
    at stated value ...............................         12,041        9,335
   Additional paid-in capital .....................      1,397,490      549,546
   Deficit ........................................     (1,818,434)    (668,552)
                                                       -----------  -----------

         STOCKHOLDERS' DEFICIT, NET ...............       (408,503)    (109,271)
                                                       -----------  -----------
         TOTAL ....................................    $   213,161  $    60,046
                                                       ===========  ===========


                 See accompanying notes to financial statements.

                                 MICROBEST, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                       1998            1997
                                                   ------------    ------------
SALES .........................................    $    376,602    $    190,636
COST OF SALES .................................         327,087         200,803
                                                   ------------    ------------

         GROSS MARGIN (LOSS) ..................          49,515         (10,167)

ADMINISTRATIVE EXPENSES .......................       1,180,644         555,486
                                                   ------------    ------------

         LOSS FROM OPERATIONS .................      (1,131,129)       (565,653)

INTEREST EXPENSE ..............................          18,753           5,725
                                                   ------------    ------------
         LOSS BEFORE PROVISION FOR INCOME TAXES      (1,149,882)       (571,378)

PROVISION FOR INCOME TAXES ....................            --              --
                                                   ------------    ------------

         NET LOSS .............................    $ (1,149,882)   $   (571,378)
                                                   ============    ============

LOSS PER COMMON SHARE:
   Basic and diluted ..........................    $     (0.106)   $     (0.067)
                                                   ============    ============
   Weighted average common shares outstanding .      10,847,026       8,579,214
                                                   ============    ============


                 See accompanying notes to financial statements.

                                 MICROBEST, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                             PREFERRED STOCK                    COMMON STOCK                             FUNDS
                                         --------------------------    --------------------------    ADDITIONAL      ADVANCED FOR
                                                        STATED VALUE                 STATED VALUE      PAID-IN       SUBSEQUENTLY
                                         # OF SHARES  $.01 PER SHARE   # OF SHARES  $.001 PER SHARE    CAPITAL       ISSUED STOCK
                                         -----------    -----------    -----------    -----------    -----------     -----------
STOCKHOLDERS' EQUITY (DEFICIT),
 December 31, 1996...................             40    $         1      3,971,250    $     3,971    $    56,028     $    92,709

Stock issued pursuant to a merger and
 recapitalization (see Note 2) ......         40,000            399      3,950,500          3,951         (4,350)           --

Issuance of common stock for cash ...           --             --        1,012,856          1,013        358,268         (92,709)

Issuance of common stock for services           --             --          400,000            400        139,600            --

Net loss for the year ended
 December 31, 1997 ..................           --             --             --             --             --              --
                                         -----------    -----------    -----------    -----------    -----------     -----------

STOCKHOLDERS' DEFICIT,
 December 31, 1997 ..................         40,040            400      9,334,606          9,335        549,546            --

Issuance of common stock for cash ...           --             --        2,706,602          2,706        847,944            --

Net loss for the year ended
 December 31, 1998 ..................           --             --             --             --             --              --
                                         -----------    -----------    -----------    -----------    -----------     -----------

STOCKHOLDERS' DEFICIT,
 December 31, 1998 ..................         40,040    $       400     12,041,208    $    12,041    $ 1,397,490     $      --
                                         ===========    ===========    ===========    ===========    ===========     ===========

                                                        STOCKHOLDERS'
                                                           EQUITY
                                           DEFICIT     (DEFICIT), NET
                                         -----------     -----------
STOCKHOLDERS' EQUITY (DEFICIT),
 December 31, 1996...................    $   (97,174)    $    55,535

Stock issued pursuant to a merger and
 recapitalization (see Note 2) ......           --              --

Issuance of common stock for cash ...           --           266,572

Issuance of common stock for services           --           140,000

Net loss for the year ended
 December 31, 1997 ..................       (571,378)       (571,378)
                                         -----------     -----------

STOCKHOLDERS' DEFICIT,
 December 31, 1997 ..................       (668,552)       (109,271)

Issuance of common stock for cash ...           --           850,650

Net loss for the year ended
 December 31, 1998 ..................     (1,149,882)     (1,149,882)
                                         -----------     -----------

STOCKHOLDERS' DEFICIT,
 December 31, 1998 ..................    $(1,818,434)    $  (408,503)
                                         ===========     ===========


                 See accompanying notes to financial statements.

                                 MICROBEST, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                         1998           1997
                                                      -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss ......................................    $(1,149,882)  $  (571,378)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation ...............................          9,756         2,120
      Common stock issued for services ...........           -0-        140,000
      Interest accrued on loan payable ...........         36,391          --
      Changes in certain assets and liabilities:
         Accounts receivable .....................        (24,159)      132,699
         Inventories .............................        (19,257)       (8,000)
         Accounts payable and accrued expenses ...        200,091        53,148
         Other ...................................           --          (4,875)
                                                      -----------   -----------

         NET CASH USED IN OPERATING ACTIVITIES ...       (947,060)     (256,286)
                                                      -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITY - Acquisition
 of property and equipment .......................        (53,398)       (4,475)
                                                      -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from stock sales .....................        850,650       266,572
   Advances from a related entity ................        200,000          --
                                                      -----------   -----------

         NET CASH PROVIDED BY FINANCING ACTIVITIES      1,050,650       266,572
                                                      -----------   -----------

         NET INCREASE IN CASH AND CASH EQUIVALENTS         50,192         5,811

CASH AND CASH EQUIVALENTS, Beginning of year .....          6,362           551
                                                      -----------   -----------

CASH AND CASH EQUIVALENTS, End of year ...........    $    56,554   $     6,362
                                                      ===========   ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash .........................    $       700   $      --
                                                      ===========   ===========
   Income taxes paid in cash .....................    $      --     $      --
                                                      ===========   ===========

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

   In December 1998, the Company entered into a capital lease obligation for $15,865 for telephone equipment.

                 See accompanying notes to financial statements.

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF ENTITY AND BASIS OF PRESENTATION
          Microbest, Inc. is the entity resulting from the April 17, 1997 merger of an entity previously named Emerald-Shade, Inc. ("ESI") and Microbest Products, Inc. ("MPI"). This merger is described further in Note 2. MPI began operations in 1993. ESI was incorporated in Minnesota on December 3, 1996, but had no operations prior to the merger other than the issuance of its common stock. Hereinafter, the post-merger entity will be referred to as the "Company" and the pre-merger entities will be referred to as ESI and MPI. The Company is engaged in making and marketing a biologically-based, environmentally safe system of cleaning products for the industrial and institutional cleaning products industry.

         The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of $1,149,882 and $571,378 for the years ended December 31, 1998 and 1997, respectively, and has an accumulated deficit of $1,818,434 and a working capital deficit of $467,088 at December 31, 1998. Management recognizes that the Company must generate additional resources to enable it to continue operations. Management is planning to obtain additional capital through the sale of equity securities and has hired an investment banker to assist in raising capital. The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon the Company obtaining additional equity capital and ultimately obtaining profitable operations. However, no assurances can be given that the Company will be successful in these activities. Should any of these events not occur, the accompanying consolidated financial statements will be materially affected.


    USE OF ESTIMATES
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUE RECOGNITION AND CREDIT RISKS
          Revenue is recognized at the time the goods are shipped. Accounts receivable are primarily with restaurants and food service companies located nationwide. The Company sells its products to various customers spread over a wide geographic area, therefore, the Company believes that it does not have an abnormal concentration of credit risk within any one market or any one geographic area.
          For the year ended December 31, 1997, one customer accounted for 80% of the Company's total sales. This customer was a distributor for the Company's products, who resold the products to numerous secondary customers. Beginning in 1998, the Company started selling its products directly to the former distributor's customers. For 1998, no single customer accounted for more than 10% of the Company's sales.


    INVENTORIES AND PRODUCT COSTS
          The Company's proprietary products are produced under contract by independent third parties for resale and distribution by the Company. Inventories, therefore, substantially consist of the proprietary products and are recorded at the lower of cost (first-in, first-out method) or market. Products purchased with the intent to use as samples or for promotional purposes are expensed as acquired. Inventories are presented net of allowances. The Company also maintains an accrual for possible future charges for customer claims for damaged goods or warranty claims and this accrual is determined based on management's estimate of possible future claims based on historical experience.

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    PROPERTY AND EQUIPMENT
          Property and equipment is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

    INCOME TAXES
          The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

    NET LOSS PER COMMON SHARE
          The Company has adopted SFAS No. 128, "Earnings Per Share." SFAS 128 requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share." The effect of common shares issuable under the terms of the Company's preferred stock outstanding are excluded from the calculation of diluted EPS since the effect is antidilutive. The adoption of SFAS 128 did not have an impact on the Company's reported results.

    ADVERTISING
          The costs of advertising, promotion, and marketing programs are expensed as incurred. Amounts charged to operations in 1998 and 1997 were $182,820 and $39,512, respectively.

    NEW ACCOUNTING PRONOUNCEMENTS
          In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 and 131 are effective for fiscal years beginning after December 15, 1997. Adoption of these standards in 1998 had no material impact on the Company's results of operations. A statement of comprehensive income is not presented since the Company had no items of other comprehensive income.

    CASH AND CASH EQUIVALENTS
          Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

    FAIR VALUE OF FINANCIAL INSTRUMENTS
          Cash, accounts receivable, and accounts payable and accrued expenses are reflected in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments. The fair value of the Company's loan payable, as disclosed in Note 6, cannot be estimated as the debt is in dispute. The fair value of the advances from a related entity cannot be estimated because of the unique nature of this related party obligation.

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 2 - MERGER OF ESI AND MPI


          On April 17, 1997, a merger transaction was effected between ESI and MPI and its shareholders. Prior to the closing of the merger, ESI had 3,971,250 shares outstanding. To complete the merger, ESI issued 7,900,000 new shares of its common stock and 2,000,000 shares of preferred in exchange for all of the outstanding stock (1,000 shares of common stock) of MPI. These share amounts are before giving effect to a November 1997 adjustment, which included a 1 for 50 reverse capital split of the preferred stock and a cancellation of 3,950,500 common shares. These shares originally issued for the merger in April 1997 were then reduced to conform to the request of the OTC Compliance Unit of the NASD as part of that unit's approval of the initial 15 c 2-11 filing by the Company. The following table summarizes the shares originally issued, the adjustments made thereto and the net shares issued all as if they had taken place at the date of the merger.

                                                  PREFERRED           COMMON
                                                    SHARES            SHARES
                                                  ---------         ---------
Shares issued pursuant to the original
 merger Agreement ..........................      2,000,000         7,900,000
One for fifty share reverse split of
 preferred shares pursuant to NASD
 direct request.............................     (1,960,000)             --
Cancellation of common shares, pursuant
 to NASD direct request ....................           --          (3,949,500)
                                                  ---------         ---------
Net shares issued ..........................         40,000         3,950,500


    As part of the merger 3,840 shares of preferred stock were issued to the founders of ESI and 36,200 shares of preferred stock were issued to Mr. Troup, founder of MPI.

    As a result of this merger, the business of MPI will be conducted within the legal entity ESI. Prior to the merger, ESI was a non-operating entity with publicly traded common stock pursuant to a December 1996 Regulation D, Rule 504 offering. At the date of the merger, ESI had no significant assets or liabilities.

          Although ESI (renamed Microbest, Inc.) is the legal surviving corporation, for accounting purposes, the merger is treated as a purchase business acquisition of ESI by MPI (commonly called a reverse acquisition) and a recapitalization of MPI. MPI is the acquirer for accounting purposes because, at the original merger date, the former MPI stockholders received the larger portion of the common stockholder interests and voting rights in the combined enterprise when compared to the common stockholder interests and voting rights retained by the former ESI stockholders. As a result of this accounting treatment, the Company is recapitalized for accounting purposes to reflect the authorized stock of the legal surviving entity.


          Pro forma information has not been presented for this merger. Such information would not be meaningful since ESI had no operations prior to the merger.

NOTE 3 - PROPERTY AND EQUIPMENT

          Property and equipment consists of the following at December 31, 1998 and 1997:

                                                       1998              1997
                                                     --------          --------
Leasehold improvements .....................         $ 20,067          $   --

Office and computer equipment ..............           62,037            12,841
Less: Accumulated depreciation .............          (14,510)           (4,754)
                                                     --------          --------

Property and equipment, net ................         $ 67,594          $  8,087
                                                     ========          ========

          Depreciation expense for the years ended December 31, 1998 and 1997 was $9,756 and $2,120, respectively.


NOTE 4 - CAPITAL LEASE OBLIGATION

          In December 1998, a telephone system was acquired through a capital lease transaction. The lease calls for payments of $350 for 60 months with the first payment due in January 1999. Imputed interest over the life of the lease is $5,158 for a total recorded obligation at December 31, 1998 of $15,865. The gross amount of assets recorded at December 31, 1998 is also $15,865. No depreciation was recorded in 1998, as the asset was not placed in service prior to year-end.

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

          Accounts payable and accrued liabilities at December 31, 1998 and 1997 consist of the following:

                                                            1998          1997
                                                          --------      --------

Accounts payable ...................................      $ 45,335      $ 64,379
Accrued liabilities:
   Product replacement and warranty ................        25,000        10,000
   Payroll, vacation pay, and related taxes ........        90,961        10,000
   Consulting fees (related party) .................        40,000          -0-
   Interest payable (Note 6) .......................        29,503        11,450
   Sales tax, professional fees, and other .........        75,000         9,879
                                                          --------      --------

          Total ....................................      $305,799      $105,708
                                                          ========      ========

NOTE 6 - LOAN PAYABLE

          At December 31, 1997, the Company had a loan payable to Simray for which it recorded an amount due for principal of $63,609, and accrued interest payable of $11,450. Simray was a shareholder/creditor of MPI and a former distributor of the Company's products. This loan payable arose as follows: over a several year period ending in 1996, Simray (as a distributor) and the Company were involved in a series of advances for product, and shipments of product against the advances, which terminated when Simray went out of business. The net balance due to Simray on the Company's books at termination was $63,609, which the Company recorded as a note. Simray made a formal demand for payment in June 1998 that was originally in excess of $119,000. After lengthy negotiations relating to the disputed loan amount (which arose from recordkeeping differences) and the level of participation in MPI, both prior to and subsequent to the merger, all of which were intertwined, the Company increased the recorded amount of principal due to $100,000 (through a change to cost of sales) and adjusted accrued interest payable by $18,053 (see Note 5). The matter was settled in 1999 for the payment of $100,000 and the issuance of 150,000 shares of common stock to each of the principals individually and an agreement that applies to 300,000 shares of common stock issued to the principals jointly, as follows: through February 2000, the Company has the option to repurchase the shares at a price of $2.25; in the event that the Company has not purchased these shares by April 2000, then for a limited period of ten days, the principals have the right to force a sale to the Company of any or all of these shares at a price of $1.50 per share.



NOTE 7 - INCOME TAXES

          A summary of the provision for income taxes for the years ended December 31, 1998 and 1997 is as follows:

                                                       1998              1997
                                                     ---------        ---------

Currently payable ............................       $    --          $    --
Deferred tax benefit .........................         385,200          191,400
Less:  Valuation allowance ...................        (385,200)        (191,400)
                                                     ---------        ---------
          Provision for income taxes .........       $    --          $    --
                                                     =========        =========

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
NOTE 7 - INCOME TAXES (continued)

          Net deferred tax assets at December 31, 1998 and 1997 are as follows:

                                                         1998           1997
                                                      ---------       ---------

Available net operating loss carryovers ........      $ 609,200       $ 224,000
Less:  Valuation allowance .....................       (609,200)       (224,000)
                                                      ---------       ---------
          Net deferred tax assets ..............      $    --         $    --
                                                      =========       =========


          The Company has used a combined estimated federal and state tax rate of approximately 33.5% for all deferred tax computations. A rate reconciliation has not been provided since it is not meaningful in the circumstances. There are no significant deferred tax liabilities.
          The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets which may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation future taxable income during the periods in which temporary differences and/or carryforward losses become deductible.
          The Company has available tax net operating loss carryovers ("NOLs") as of December 31, 1998 of approximately $1,581,000. The NOLs expire beginning in 2008. Certain provisions of the tax law may limit the net operating loss carryforwards available for use in any given year in the event of a significant change in ownership interest. There have already been significant changes in stock ownership; however, management believes that an ownership change has not yet occurred which would cause the net operating loss carryover to be limited.


NOTE 8 - STOCKHOLDERS' EQUITY

    COMMON STOCK
          The holders of the common stock are entitled to one vote per share and have non-cumulative voting rights. The holders are also entitled to receive dividends when, as, and if declared by the Board of Directors. Additionally, the holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock.
          See Note 6 for a description of the terms of 300,000 shares of common stock subject to possible redemption.

    PREFERRED STOCK
          The preferred stock, designated as Class A Preferred, is convertible to common stock at a ratio of 10 shares of common for every share of preferred stock. Prior to conversion, each preferred share has ten votes. The conversion period expires five years from the date of the preferred issuance, or April 2002. In November 1997, when a one for 50 reverse split of the stock was effected, the shareholders agreed to adjust the conversion terms so the ratio for conversion remained at 10 shares of common for each share of preferred.

    NASD APPROVAL
          In April 1997, the Company submitted an application to be listed on the NASD OTC Bulletin Board under rule 15c2-11 of the Securities Exchange Act of 1934. On March 2, 1998, the Company's shares were approved for public trading under the symbol MBST.

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
NOTE 9 - COMMITMENTS AND CONTINGENCIES

    LEASES
          The Company leases its office space under a lease expiring in March 2003, as well as certain other equipment. Future minimum lease payments under these operating leases are approximately as follows:

           YEAR ENDING
           DECEMBER 31,
          -------------
              1999                              $ 25,272
              2000                                26,088
              2001                                26,928
              2002                                24,476
              2003                                 5,703
                                                --------

                                                $108,467
                                                ========


          During the year ended December 31, 1997, a shareholder was providing a facility to the Company without charge. The value accrued to the Company for this facility use was de minimis. Total rental expense incurred during 1998 was $29,349.

LITIGATION

From time to time, the Company is exposed to claims and legal actions in the normal course of business, some of which are initiated by the Company. One of these matters relates to the termination of its former president.

On December 8, 1998 the Company terminated for cause the employment of Mr. Patrick Cioffi, Jr. its former president. The Company alleges that Mr. Cioffi misappropriated Company assets, sexually harassed a female employee and lied to the Company by submitting false information on his resume to induce the Company to enter into an Employment Contract. Subsequent to his termination, the Company filed suit against Mr. Cioffi in the Palm Beach County Circuit Court in January 1999, alleging "fraud in the inducement of contract," "nine counts of breach of contract," and seeking "Rescission, damages and trial by jury." Specific charges include:

      o  Lying about his educational background and professional credentials
      o  Sexually harassing a female employee (suit settled by Microbest)
      o  Giving himself an unauthorized salary increase
      o  Receiving a kickback from a vendor
      o  Manipulating financial records for his own benefit
      o  Issuing false financial and sales reports to the Board of Directors

Coinciding with his dismissal, Microbest deemed Mr. Cioffi's employment agreement void due to "fraud in the inducement," thereby rescinding the agreement and the benefits thereunder which included a stock compensation package. Counsel to the Company advised management that these actions were appropriate.

Mr. Cioffi filed a claim in Arbitration, staying the Circuit Court action, based on an arbitration clause in the Employment Agreement. This arbitration action against the Company claims damages for the loss of 500,000 shares of Microbest common stock and approximately $450,000 for lost wages and benefits. The Company filed a counter-demand for arbitration similar to its pending lawsuit. Within Arbitration, the parties have exchanged "written discovery" and while Mr. Cioffi's counsel has set and cancelled several scheduled depositions, no depositions have been held by either party to date.

The Company recently filed a memorandum of law and motion to abate arbitration with the Circuit Court supported by an "Affidavit in Support of Motion to Abate Arbitration" believed to be sufficient to motivate the Court to schedule a hearing to address the matter of "fraud in the inducement." Counsel believes Microbest will be successful in returning the case to Circuit Court as a result of this hearing.

Management intends to prosecute its action against Mr. Cioffi to the greatest extent possible under the law for damages related to his actions. It is the position of the Company and its legal counsel that the claims of Mr. Cioffi are entirely without merit and both strongly believe that the Company will prevail at final hearing.

At December 31, 1998, management has recorded reserves for legal fees to cover anticipated future expenses for this and other matters and believes that this and any other such outstanding issues will be resolved without significant additional liability to the Company.


NOTE 10 - NET LOSS PER COMMON SHARE

          For the years ended December 31, 1998 and 1997, weighted average common shares include only common shares outstanding. The inclusion of common share equivalents would be anti-dilutive and, as such, they are not included. The common stock equivalents consist of the Class A Preferred shares, which if converted to common shares, would have increased common shares outstanding at December 31, 1998 and 1997 by 400,400 in each year.

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
NOTE 10 - NET LOSS PER COMMON SHARE


    For 1997, the number of shares of MPI were restated to the beginning of the year to reflect the number of shares received in the merger with ESI as if a stock split had occurred. The shares subsequently canceled in November 1997 and the reverse split of the preferred shares relating to the merger were also restated to the beginning of the year.
          A reconciliation of the number of common shares shown as outstanding in the consolidated financial statements with the number of shares used in the computation of weighted average common shares outstanding is shown below:

                                                           1998       1997
                                                        ----------  ---------
Common shares outstanding at December 31st............. 12,041,208  9,334,606
Effect of weighting.................................... (1,194,182)  (755,392)
                                                        ----------  ---------

    Weighted average common shares outstanding......... 10,847,026  8,579,214
                                                        ==========  =========


NOTE 11 - RELATED PARTY TRANSACTIONS

          A financial services company, Protective Group Securities, who was also a shareholder, received commissions during 1997, which is customary in the industry for helping the Company sell its common stock. These commissions totaled approximately $12,000.
          Performance Financial Services, a financial consulting company, assisted the Company in connection with the merger of MPI into ESI. In addition, during 1996 and 1997, Performance Financial Services loaned $261,856 to the Company to meet working capital requirements. The Company did not have the capital to repay the loans and, in 1997, the Company negotiated with Performance Financial Services for the settlement of the loans with shares of the Company's common stock. The parties agreed on a purchase price of $1 per share. The funds advanced during 1996 are included in equity under the caption, "funds advanced for subsequently issued stock."

          In 1997, the Company issued 200,000 shares of its common stock to an officer in conjunction with his employment agreement and 200,000 shares to two consultants for services performed. The stock was recorded at $0.35 per share, which was its then fair market value as determined by management.

          On June 12, 1998, the Company entered into a two-year agreement with Matthew J. Bruderman, who owns and operates an SEC registered investment advisory firm, M.J. Bruderman & Company (the "firm"), to provide financial consulting services, including but not limited to, the raising of investment capital for the Company. During 1998 and 1999, the Company recorded $80,000 of expense relating to services performed pursuant to this agreement. As payment for such services, on January 7, 2000 the Company issued 250,000 shares of its common stock to Mr. Bruderman, making him a related party through common ownership. At December 31, 1998, the firm has advanced the Company $200,000 of funds on a non-interest bearing, due on demand basis; this advance was settled on September 1, 1999.

                                 MICROBEST, INC.
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
NOTE 12 - SUBSEQUENT EVENTS

    STOCK OPTION PLAN
          On March 25, 1999, the Board of Directors approved the creation of an incentive stock option plan (the "plan"), a qualified plan in accordance with the rules and regulations of the Internal Revenue Code, and reserved 1,000,000 shares of the Company's common stock for options to be granted under the plan. To conform with the Internal Revenue Code, the plan must be approved by a majority of the Company's stockholders within one year of its effective date.

                                 MICROBEST, INC.

                         UNAUDITED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998

                                TABLE OF CONTENTS


                                                                    PAGE
                                                                    ----
      FINANCIAL STATEMENTS

              Balance Sheets......................................  F-16

              Statements of Operations............................  F-17

              Statements of Changes in Stockholders' Deficit......  F-18

              Statements of Cash Flows............................  F-19

      NOTES TO FINANCIAL STATEMENTS...............................  F-20

                                 MICROBEST, INC.
                           BALANCE SHEETS (Unaudited)
                           SEPTEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                         1999           1998
                                                                     -----------     -----------
                                     ASSETS
CURRENT ASSETS:
   Cash and cash equivalents ....................................    $    13,999     $    26,820
   Accounts receivable, net of allowances of $11,540
    in 1999 and $8,540 in 1998 ..................................         95,834          85,384
   Inventories, net .............................................         52,391          94,480
                                                                     -----------     -----------

         TOTAL CURRENT ASSETS ...................................        162,224         206,684

PROPERTY AND EQUIPMENT, net .....................................         69,719          36,172

DEBT ISSUANCE COST ..............................................         11,000            --

OTHER ASSETS ....................................................          5,635           4,875
                                                                     -----------     -----------

         TOTAL ..................................................    $   248,578     $   247,731
                                                                     ===========     ===========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT


CURRENT LIABILITIES:
   Accounts payable and accrued expenses ........................    $   392,256     $   256,503
   Current portion of capital lease obligation ..................          1,981            --
   Loan payable .................................................           --            63,609
   Promissory note ..............................................        150,000            --
                                                                     -----------     -----------

         TOTAL CURRENT LIABILITIES ..............................        544,237         320,112
                                                                     -----------     -----------

LONG-TERM PORTION - Capital lease obligation ....................         12,205            --
                                                                     -----------     -----------

ADVANCES FROM RELATED ENTITY ....................................           --            60,000
                                                                     -----------     -----------

CONVERTIBLE PROMISSORY NOTES ....................................        153,333            --
                                                                     -----------     -----------

REDEEMABLE COMMON STOCK .........................................        356,250            --
                                                                     -----------     -----------

STOCKHOLDERS' DEFICIT:
   Preferred stock, 50,000,000 shares authorized, at stated value            400             400
   Common stock, 100,000,000 shares authorized, at stated value .         12,939          11,113
   Additional paid-in capital ...................................      1,664,425       1,134,647
   Deficit ......................................................     (2,495,211)     (1,278,541)
                                                                     -----------     -----------

         STOCKHOLDERS' DEFICIT, NET .............................       (817,447)       (132,381)
                                                                     -----------     -----------

         TOTAL ..................................................    $   248,578     $   247,731
                                                                     ===========     ===========

         See accompanying notes to financial statements (unaudited).

                                 MICROBEST, INC.
                      STATEMENTS OF OPERATIONS (Unaudited)
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

                                                        1999           1998
                                                    ------------   ------------
SALES ............................................. $    403,943   $    296,676

COST OF SALES .....................................      238,604        211,264
                                                    ------------   ------------

         GROSS MARGIN .............................      165,339         85,412

ADMINISTRATIVE EXPENSES ...........................      822,979        693,437
                                                    ------------   ------------

         LOSS FROM OPERATIONS .....................     (657,640)      (608,025)

INTEREST EXPENSE ..................................       19,137          1,964
                                                    ------------   ------------

         LOSS BEFORE PROVISION FOR INCOME TAXES ...     (676,777)      (609,989)

PROVISION FOR INCOME TAXES ........................         --             --
                                                    ------------   ------------

         NET LOSS ................................. $   (676,777)  $   (609,989)
                                                    ============   ============
LOSS PER COMMON SHARE:
   Basic and diluted .............................. $     (0.046)  $     (0.086)
                                                    ============   ============
   Weighted average common shares outstanding .....   13,709,646     10,295,375
                                                    ============   ============

         See accompanying notes to financial statements (unaudited)

                                 MICROBEST, INC.
           STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT (UNAUDITED)
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

                                                              PREFERRED STOCK                 COMMON STOCK
                                                         --------------------------    ---------------------------      ADDITIONAL
                                                                       STATED VALUE                    STATED VALUE      PAID-IN
                                                         # OF SHARES  $.01 PER SHARE   # OF SHARES   $.001 PER SHARE     CAPITAL
                                                         -----------    -----------    -----------     -----------     -----------

                                                                                       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                                         ---------------------------------------------------------------------------

STOCKHOLDERS' DEFICIT, January 1, 1999 ..............         40,040    $       400     12,041,208     $    12,041     $ 1,397,490

Increase attributable to beneficial conversion
 feature of convertible promissory notes ............           --             --             --              --            50,000

Issuance of common stock ............................           --             --        1,197,701           1,198         572,885

Reclassify redeemable common stock ..................           --             --         (300,000)           (300)       (224,700)

Accrue redeemable put option ........................           --             --             --              --          (131,250)

Net loss for the nine months ended September 30, 1999           --             --             --              --
                                                         -----------    -----------    -----------     -----------     -----------

STOCKHOLDERS' DEFICIT, September 30, 1999 ...........         40,040    $       400     12,938,909     $    12,939     $ 1,664,425
                                                         ===========    ===========    ===========     ===========     ===========

                                                                                       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                                         ---------------------------------------------------------------------------
STOCKHOLDERS' DEFICIT, January 1, 1998 ..............         40,040    $       400      9,334,606     $     9,335     $   549,546

Issuance of common stock ............................           --             --        1,777,859           1,778         585,101

Net loss for the nine months ended September 30, 1998           --             --             --              --              --
                                                         -----------    -----------    -----------     -----------     -----------

STOCKHOLDERS' DEFICIT, September 30, 1998 ...........         40,040    $       400     11,112,461     $    11,113     $ 1,134,647
                                                         ===========    ===========    ===========     ===========     ===========

                                                                   STOCKHOLDERS'
                                                        DEFICIT     DEFICIT, NET
                                                      -----------   -----------

                                                      -------------------------

STOCKHOLDERS' DEFICIT, January 1, 1999 .............. $(1,818,434)  $  (408,503)

Increase attributable to beneficial conversion
 feature of convertible promissory notes ............        --          50,000

Issuance of common stock ............................        --         574,083

Reclassify redeemable common stock ..................        --        (225,000)

Accrue redeemable put option ........................        --        (131,250)

Net loss for the nine months ended September 30, 1999    (676,777)     (676,777)
                                                      -----------   -----------

STOCKHOLDERS' DEFICIT, September 30, 1999 ........... $(2,495,211)  $  (817,447)
                                                      ===========   ===========


                                                                    -----------
STOCKHOLDERS' DEFICIT, January 1, 1998 .............. $  (668,552)  $  (109,271)

Issuance of common stock ............................        --         586,879

Net loss for the nine months ended September 30, 1998    (609,989)     (609,989)
                                                      -----------   -----------

STOCKHOLDERS' DEFICIT, September 30, 1998 ........... $(1,278,541)  $  (132,381)
                                                      ===========   ===========


          See accompanying notes to financial statements (unaudited).

                                MICROBEST, INC.
                      STATEMENTS OF CASH FLOWS (Unaudited)
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

                                                          1999           1998
                                                        ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss ........................................    $(676,777)    $(609,989)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation .................................       10,000         8,000
      Interest accrued on loan payable .............         --            --
      Changes in certain assets and liabilities:
         Accounts receivable .......................      (30,024)      (67,862)
         Inventories ...............................       (9,934)      (71,280)
         Accounts payable and accrued expenses .....       86,457       150,795
         Other .....................................        2,764          --
                                                        ---------     ---------

         NET CASH USED IN OPERATING ACTIVITIES .....     (617,514)     (590,336)
                                                        ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITY - Acquisition
 of property and equipment .........................      (12,125)      (36,085)
                                                        ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from stock sales .......................      537,084       586,879
   Loan repayment ..................................     (100,000)         --
   Advances from a related entity ..................     (200,000)       60,000
   Proceeds from promissory note ...................      350,000          --
                                                        ---------     ---------

         NET CASH PROVIDED BY FINANCING ACTIVITIES .      587,084       646,879
                                                        ---------     ---------

         NET INCREASE (DECREASE) IN CASH
          AND CASH EQUIVALENTS .....................      (42,555)       20,458

CASH AND CASH EQUIVALENTS, Beginning of year .......       56,554         6,362
                                                        ---------     ---------

CASH AND CASH EQUIVALENTS, End of year .............    $  13,999     $  26,820
                                                        =========     =========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash ...........................    $    --       $    --
                                                        =========     =========
   Income taxes paid in cash .......................    $    --       $    --
                                                        =========     =========

           See accompanying notes to financial statements (unaudited).

                                 MICROBEST, INC.
                  NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

NOTE 1 - GENERAL

The accompanying financial statements of Microbest, Inc. have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The financial statements as of and for the periods ended September 30, 1999 and 1998 are unaudited. The results of operations for the interim periods shown in this report are not necessarily indicative of the results of operations to be expected for the fiscal year. These interim financial statements should be read in conjunction with the annual financial statements and footnotes for the year ended December 31, 1998 included in the Company's Form 10-SB.

NOTE 2 - CONVERTIBLE PROMISSORY NOTES

On September 1, 1999, the Company issued $200,000 of Convertible Promissory Notes, which bear interest at 8 3/4% and mature in two years, with interest due at maturity. After 15 months and until maturity, the outstanding balance of principal and interest shall be convertible, at the option of the holder, into shares of the Company's common stock at a conversion price 20% below the average closing bid prices of the common stock for the prior 90 days. The notes are unsecured.

The value of the beneficial conversion feature at issuance was computed to be $50,000 based on the 20% discount applied to the current market value of the stock. This amount is included as additional paid-in capital and as a reduction of the promissory note at issuance, and the $50,000 is being accreted to interest expense, over the 16-month term until the feature can be utilized.

Also on September 1, 1999, the Company issued a $150,000 promissory note, due in one year which bears interest at 12 1/2%. Interest is due at maturity. The note is unsecured. The holder of the note also received 50,000 shares of the Company's common stock. The shares have been recorded into equity at management's estimate of their fair market value and charged to debt issuance cost to be amortized over the 12-month term of the loan beginning on September 1, 1999.

NOTE 3 - REDEEMABLE COMMON STOCK

In March 1999 the Company has recorded as Redeemable Common Stock (at the current market value of $0.75 per share the price at which the company was then selling restricted stock) the 300,000 shares of common stock issued in connection with the settlement in 1999 with a shareholder/creditor and former distributor of the Company's products. Through February 2000, the Company has the option to repurchase the shares at a price of $2.25. In the event the Company has not purchased the shares by April 2000, then for a limited period of ten days, the holders of the shares have the right to force a sale to the Company of any or all of the shares at a price of $1.50 per share. The Company is accruing, as an addition to Redeemable Common Stock the difference between the value the shares were recorded at and the value of the potential forced sale, over the twelve month period at $18,750 per month by a charge to paid in capital.

NOTE 4 - PRIVATE PLACEMENT FINANCING

In August 1999 the Company arranged for $500,000 of financing through the private sale of restricted common shares to several Accredited Investors. These shares are being offered without registration in reliance on Section 4(2) of the Securities Act of 1933, as 144 restricted shares. The price of the shares being sold is at a discount of 25% to the average closing trading price of the shares for the five days prior to the sale. As of January 31, 2000 the Company has received $500,000 from the sale of 2,150,000 shares of common stock through these arrangements.